UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Core Molding Technologies, Inc.

File No. 1-12505 - CF#26029

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      Core Molding Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 15, 2010.

      Based on representations by Core Molding Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10(a)   through October 31, 2013

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Craig E. Slivka
                          Special Counsel